Contact

www.linkedin.com/in/dylantrussell
(LinkedIn)

Top Skills

Post Production
Video Production
Television

Dylan Trussell

Founder of Culprit Underwear | Entrepreneur, Author, Director | Past Clients: Mercedes, Beats, Spotify, RayBan Meta | Collaborated with Tom Hardy, Sophia Vergara & more | Forbes 30u30 | Inc 5000 Best Places to Work

Los Angeles, California, United States

Summary

Dylan Trussell is the founder of Culprit Underwear and an acclaimed film and commercial director. Merging highly polished cinematography with a unique comedic edge, his style has caught the eye of audiences and brands alike, garnering hundreds of millions of views, and leading him to helm global campaigns including Mercedes, Starbucks, Virgin, Spotify, and Beats By Dre. Dylan was named Forbes 30 Under 30 alongside notable criminals like Martin Shkreli, Elizabeth Holmes, and Sam Bankman-Fried. Together, with cofounder, David Dinetz, Dylan has been a guest lecturer at Harvard Business school, delivering a presentation on the intersection of marketing, film, & social media. Most recently, Dylan has finished writing his first book, The Shortcut, due out in November 2024.

Experience

CULPRIT UNDERWEAR
Chief Executive Officer
April 2020 - Present (5 years 6 months)

Get Criminally Comfortable @ CulpritUnderwear.com

Culprit Creative
Executive Idea Officer
April 2013 - November 2022 (9 years 8 months)
Los Angeles, CA

www.culpritcreative.com

Ignition Creative
Director of Production
2012 - 2013 (1 year)
Santa Monica, CA

Education

University of Colorado at Boulder

Bachelor of Fine Arts (BFA), Cinematography and Film/Video Production · (2005 - 2009)

Harvard Westlake